Friendly's
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Great Food
  & Ice Cream                                                      May 3, 2006


Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.   20549

Re: Friendly Ice Cream Corporation
    Form 10-K: For the fiscal year ended December 31, 2005
    Commission File #: 001-13579

Dear Ms. Cvrkel:

Reference is made to the Staff's letter of comment dated April 19, 2006 (the "Staff's Letter"). Set forth are Friendly Ice Cream Corporation's (the "Company") responses to the comments raised in the Staff's Letter relating to the above-referenced filing on Form 10-K.

Consolidated Statement of Operations
------------------------------------

     1. Please revise to provide separate disclosure of costs associated with your franchise operations. Also, revise the notes to your financial statements to disclose the changes in franchise operations that occurred during the period. This disclosure should include the number of franchises purchased and sold during the period and the number in operation at the end of the period. Refer to the requirements outlined in paragraph 23 of SFAS No. 45.

          Response
          --------

          While certain costs are specific to our franchise operations, these costs are not material to our overall operating costs. Additionally, we make no allocation of corporate general and administration expenses amongst our operating segments. These expenses include executive, accounting, information systems, legal and human resources.

          At the introduction to Management Discussion and Analysis of Financial Condition and results of Operations (Item 7), we show in a summary table the changes in unit counts for both company and franchised locations and we will include this in our notes to our financial statements in future filings.






    Friendly Ice Cream Corporation o 1855 Boston Road o Wilbraham, MA o 01095
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


Friendly Ice Cream Corporation
May 3, 2006
Page 2


Notes to the Financial Statements
---------------------------------

Note 2. Summary of basis of presentation and Significant Accounting Policies
----------------------------------------------------------------------------

     - Revenue Recognition, page F-7
     -------------------------------
          2. We note your disclosure that differences between your accrual for discounts and trade promotions and the subsequent settlement amount occur frequently and usually the differences are individually insignificant. Please explain to us what you mean by the phrase "usually the differences are individually insignificant." As part of your response please provide us with the amount of these differences for each of the last three years. We may have further comment upon receipt of your response.

               Response
               --------

               We are required to make estimates regarding the level of coupon redemption, the amount of product to be purchased by certain customers over certain time periods and related volume-based and off-invoice discounts, and slotting fees based on product shipments in order to estimate our overall trade spending. These estimates are reviewed and recorded on a monthly basis based on information provided by our regional sales managers as to the types of arrangements that have been made with our customers, historical results and current period activity, and are recorded in our financial statements as an offset to sales and trade receivables. Deductions from sales totaled $53.8 million in fiscal 2005, $52.8 million in fiscal 2004 and $50.5 million in fiscal 2003. Adjustments, which are recorded monthly, amounted to $1.5 million in fiscal 2005, $2.8 million in 2004 and $0.3 million in 2003.

     - Stock-Based Compensation, page F-14
     -------------------------------------

          3. We note that the expected volatility factor used in the Black-Scholes option-pricing model decreased significantly between 2004 and 2005. Please tell us your basis for changes made to this assumption. Your response should clearly explain how you determined the volatility factors used for each period presented.

               Response
               --------
               Paragraph B285 of SFAS No. 123 provides a list of factors that should be considered in estimating expected volatility and suggests that the historical period used to estimate volatility should cover the expected lives of the options. The expected lives of our options were estimated to be four to five years in both 2004 and 2005. Due to the limited number of years that our shares have been publicly traded, we used the entire historical period for which trading activity was available. For options issued in 2005, the Company used historical data beginning with January 1, 2001, which allowed information from a historical period similar to the expected lives of the options, yet eliminated inconsistencies related to newly traded stock and the 2000 corporate restructure.

Friendly Ice Cream Corporation
May 3, 2006
Page 3


Note 5.  Discontinued Operations, page F-20
-------------------------------------------

          4. We note the gain on the disposal of 14 properties was recorded in discontinued operations for the year ended December 31, 2005. Please tell us the nature of the disposal for the nine properties that were disposed of "other than by sales" and why you believe they met the criteria for consideration as a discontinued operation. Please tell us if any of these properties were considered held for sale as of January 2, 2005. Additionally, please tell us if you intend to sell any of the 11 properties classified as held for sale as of January 1, 2006 through a franchise agreement. Please note that due to the receipt of franchise fees and future continuing involvement, the sale of property to a franchisee may not qualify for discontinued operations treatment. See example in paragraph A27 of SFAS No.
               144. We may have further comment upon receipt of your response.

               Response
               --------
               SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," states that in a period in which a component of an entity has been disposed of or is classified as held for sale, the income statement for current and prior periods shall report the results of operations of the component, including any gain or loss recognized, in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

               The nine properties that were disposed of other than by sale were Company-operated restaurants that were abandoned due to the termination of leases. We have eliminated the operations and cash flows of the nine restaurants from the ongoing operations of the Company and have no continuing involvement. These nine properties, therefore, meet the criteria for discontinued operations.

Friendly Ice Cream Corporation
May 3, 2006
Page 4


               SFAS No. 44 also states that a long-lived asset to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

               a. Management, having the authority to approve the action, commits to a plan to sell the asset.
               b. The asset is available for immediate sale in its present condition subject only to terms that are usual and customary.
               c. An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.
               d. The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.
               e. The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
               f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

               Since these nine properties were abandoned, they were not considered held for sale as of January 2, 2005.

               We have not and do not intend to sell any of the properties held for sale through a franchise agreement. In accordance with SFAS No. 144, the conditions for reporting the results of operations in discontinued operations are not met for those restaurants that are sold through a franchise agreement as we would have continuing involvement in the operations and we would receive franchise royalties based on the sales volume.

Friendly Ice Cream Corporation
May 3, 2006
Page 5


          5. We note that the gain on sale of the two properties sold in the fourth quarter 2004 was included in operating income rather than discontinued operations. Please explain to us and in the notes to your financial statements why the gain on these two properties was considered operating income in 2004; however the gain/loss on the sale of properties in 2005 is classified as discontinued operations.

               Response
               --------
               At the end of 2004, there were no properties that met the criteria for "held for sale" as defined in SFAS No. 144. The restaurant net loss related to restaurants that closed during 2004 was $34,000. Based on the immateriality of the results related to all 2004 closings, the results of operations and the related gain was included in income from operations on the Company's financial statements.


Note 8. Income Taxes, page F-26
-------------------------------

          6. We note that the benefit for income taxes for the year ended January 2, 2005 included a $2,156,000 reversal of income tax accruals recorded in prior years and in fiscal 2005 you increased income tax accruals related to ongoing tax audits and other tax matters. Please explain to us in detail and revise the notes to your financial statements in future filings to explain the nature of the tax matters that resulted in a reversal of the accrual in fiscal 2004 and an additional accrual in 2005. Additionally, please provide us with your accounting policy for recording income tax reserves that clearly explains how and when you determine the amount that will ultimately be paid.

               Response
               --------
               In 2004, the $2,156,000 reversal of income tax accruals was predominately the result of reevaluating the potential audit exposure related to expenses the Company incurred prior to 2004 for the use of an aircraft leased by the Company. During the 2004 fourth quarter financial closing process, the Company received additional guidance from outside tax counsel that indicated that it was not probable that the Internal Revenue Service would be successful in disallowing the expenses for use of the aircraft. The income tax accrual reversal related to the aircraft expense was $2.1 million.

               Prior to 2005, the Company would accrue the potential interest only on probable audit exposures that would result in future deduction, i.e., temporary differences. In 2005, the Company determined that a valuation allowance was required that reduced the carrying value of net deferred tax assets to zero. While the Company is recording a full valuation allowance on future tax benefits, any future disallowance of income tax deductions would negatively impact earnings by the amount of the tax and interest. As such, the income tax accrual in 2005 was increased by $1,446,000 to include the potential additional tax, as well as the interest, on tax contingencies.

Friendly Ice Cream Corporation
May 3, 2006
Page 6


               The Company accounts for income tax exposures pursuant to SFAS No. 5, "Accounting for Contingencies," ("SFAS No. 5") which provides that an estimated loss from a loss contingency should be accrued by a charge to income if both the following criteria are met:

                    1. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.

                    2.   The amount of loss can be reasonably estimated.

               Therefore, the Company will provide for a tax exposure if, based on the available information, it is probable that a taxing authority will disagree with a tax position that will negatively affect the amount of taxes previously paid or currently due and the amount can be reasonably estimated. Tax exposure requirements are reviewed quarterly.

Note 17. Commitments and Contingencies, Page F-42
-------------------------------------------------

          7. We note from page 18 that there are a few legal proceedings in which you are involved. To the extent that there is a reasonable possibility that a loss or an additional loss may have been incurred, these potential loss contingencies should be disclosed in the notes to the financial statements. See paragraph 10 of SFAS No.5. Please revise future filings as appropriate.

               Response
               --------

               Paragraph 8 of SFAS No. 5 states that an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: a.) Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss; and b.) The amount of loss can be reasonably estimated.

               Paragraph 10 of SFAS No. 5 states that if no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.

               No specific disclosure has been provided in the notes to the financial statements as management believes that a potential loss is not probable relating to these matters. In future filings, management will continue to assess the outcome of outstanding legal proceedings and make the appropriate disclosures as required by SFAS No.5.

Friendly Ice Cream Corporation
May 3, 2006
Page 7


Note 18. Segment Reporting, Page F-43
-------------------------------------
Form 8-K dated March 17, 2006, November 9, 2005, August 4, 2005 and May 2, 2005
-------------------------------------------------------------------------------

          8. We note your use of the non-GAAP performance measure EBITDA as a segment performance measure in which you eliminate other non-operating income (expense), write-downs of property and equipment, net periodic pension cost (benefit), and other non-cash items. Because you adjust for items other than interest, taxes, depreciation, and amortization, titling the measure EBITDA may be confusing to investors. Please revise the title in future filings to indicate clearly that you have adjusted the measure for additional items. For guidance, see Question 14 of the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003.

               Response
               --------
               In future filings, the title will be "Adjusted EBITDA."

Schedule 14A Proxy Statement
----------------------------
Certain Relationships and Related Transactions, page 27
-------------------------------------------------------

          9. We note that certain transactions between the Company and affiliates of its officers and directors as discussed on page 27 of the Schedule 14A Proxy Statement have not been disclosed in the Company's financial statements as required by SFAS No. 57. Please revise the notes to the Company's financial statements in future filings to include disclosure of all transactions between Company and its affiliates.

               Response
               --------
               In future filings, management will ensure that all transactions between Company and its affiliates are disclosed.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company's responses to the Staff Letter, please contact Florence Tassinari, Assistant Controller at (413) 731-4032.

Sincerely,

Friendly Ice Cream Corporation


By:  / s /  PAUL V. HOAGLAND
     -----------------------
Paul V. Hoagland
Executive Vice President of Administration
And Chief Financial Officer